Exhibit 99.1

                      4th Quarter 2012 • Earnings News Release • Three and twelve months ended October 31, 2012

TD Bank Group Reports Fourth Quarter and Fiscal 2012 Results

This quarterly earnings news release should be read in conjunction with our unaudited fourth quarter 2012 consolidated financial results ended October 31, 2012, included in this Earnings News Release and with our audited 2012 Consolidated Financial Statements, which is available on our website at http://www.td.com/investor/. This analysis is dated December 5, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2012 Consolidated Financial Statements. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
   The Bank transitioned from Canadian Generally Accepted Accounting Principles (Canadian GAAP) to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. Comparative periods in 2011 have also been prepared under IFRS, unless otherwise indicated.
   Reported results conform to generally accepted accounting principles (GAAP) under IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
   Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated accordingly.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:
•	Reported diluted earnings per share were $1.66, compared with $1.68.
•	Adjusted diluted earnings per share were $1.83, compared with $1.75.
•	Reported net income was $1,597 million, compared with $1,589 million.
•	Adjusted net income was $1,757 million, compared with $1,656 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:
•	Reported diluted earnings per share were $6.76, compared with $6.43.
•	Adjusted diluted earnings per share were $7.42, compared with $6.86.
•	Reported net income was $6,471 million, compared with $6,045 million.
•	Adjusted net income was $7,075 million, compared with $6,432 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $60 million after tax (6 cents per share), compared with $95 million after tax (10 cents per share) in the fourth quarter last year.
•
A loss of $35 million after tax (4 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $37 million after tax (4 cents per share) in the fourth quarter last year.

•	Integration charges relating to the Chrysler Financial acquisition of $3 million after tax, compared with $19 million after tax (2 cents per share) in the fourth quarter last year.
•	Integration charges of $25 million after tax (3 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	The negative impact of Superstorm Sandy of $37 million after tax (4 cents per share).

TORONTO, December 6, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the fourth quarter ended October 31, 2012. Overall results for the quarter reflected strong performances from TD’s Canadian and U.S. personal and commercial banking businesses as well as from Wholesale Banking.
“The fourth quarter earnings contributed to a strong year for TD,” said Ed Clark, Group President and Chief Executive Officer. “TD’s adjusted earnings for the year were more than $7 billion, with all businesses posting adjusted earnings growth. We achieved those results despite a tough operating environment, demonstrating the strength and resilience of our business model.”

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	1

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted reported net income of $806 million in the fourth quarter. On an adjusted basis, net income was $831 million, up 10% from the same period last year. Good volume growth in loans and deposits, strong contribution from MBNA, and stable credit quality helped to drive core earnings growth.
“Canadian Personal and Commercial Banking had a good fourth quarter and a strong 2012. We continued to invest in our industry-leading customer service and convenience platform by opening 24 new branches, extending hours, and rolling out innovative new products to meet our customer needs,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “Looking ahead, we expect a more challenging operating environment in 2013, with low interest rates and moderating retail volume growth. But, we’re confident that maintaining our focus on our customers and employees, making strategic investments to grow the franchise, and increasing productivity will position us well for the future.”

Wealth and Insurance
Wealth and Insurance delivered net income of $293 million in the quarter, down 15% from the same period last year. In the Wealth business, higher fee-based revenue from strong growth in client assets was partially offset by lower transaction revenue due to decreased trading volumes. In the Insurance business, increased revenue from premium growth and the inclusion of MBNA was more than offset by unfavourable prior years claims development in the Ontario auto market and weather-related events. TD Ameritrade contributed $51 million in earnings to the segment, down 6% from the same period last year.
“Our Wealth business performed well in a difficult operating environment,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “The Insurance business showed strong core fundamentals and delivered positive earnings growth for the year, but experienced challenges in the fourth quarter related to prior years claims development and weather-related events. Looking ahead, we expect good earnings growth driven by continued momentum in gaining new client assets in the Wealth business and premiums growth in the Insurance business.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$321 million in reported net income for the quarter. On an adjusted basis, the segment earned US$358 million, up 23% from the fourth quarter last year, driven by organic loan and deposit growth, partially offset by the impact of the Durbin Amendment.
“TD Bank, America’s Most Convenient Bank delivered a strong fourth quarter,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “With more than US$1.4 billion in adjusted earnings and 41 new stores, it was a strong year for our business. We also supported our customers and employees through the impact of Superstorm Sandy. As we look ahead, we remain concerned about the low interest rate environment and regulatory uncertainty. However, the U.S. economy continues to show signs of modest recovery and we will continue to leverage our legendary service and convenience brand for future growth.”

Wholesale Banking
Wholesale Banking recorded net income of $309 million for the quarter, an increase of 10% compared with the same period last year. The increase was primarily due to higher revenue and reduced expenses in our core businesses, partially offset by lower securities gains in our investment portfolio.
“We had a strong quarter in our core businesses,” said Bob Dorrance, Group Head, Wholesale Banking. “Improved client flows and another solid performance in investment banking more than offset industry-wide declines in equity trading and underwriting. While macroeconomic headwinds remain, our client-centric business model has demonstrated the ability to deliver solid returns in difficult markets.”

Capital
TD’s Basel II Tier 1 capital ratio was 12.6% in the quarter. On a Basel III basis, TD’s common equity Tier 1 ratio was 8.2%, which exceeds the new 7% requirement on a fully phased-in basis.

Conclusion
“TD had a strong year in 2012. Our success was again based on the strength of our customer-focused, retail-driven business model. We are confident in our ability to deliver sustainable earnings growth in the future, but we remain concerned about the low interest rate environment as well as a weak global economic recovery and ongoing regulatory uncertainty,” said Clark. “We will continue to strategically invest in our businesses and manage our expense growth while continually seeking ways to exceed expectations. As always, our employees and their dedication to our customers and clients were the driving force behind our success and I want to thank them for their tremendous contribution.”

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	2

The foregoing contains forward-looking statements.

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release, the Management’s Discussion and Analysis (MD&A) in the Bank’s 2012 Annual Report under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in this earnings news release; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information and disruptions in the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this earnings news release are set out in the 2012 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2013”, as updated in subsequently filed quarterly Reports to Shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)
		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
Results of operations
Total revenue	$5,889	$5,841	$5,663	$23,122	$21,662
Provision for credit losses	565	438	340	1,795	1,490
Non-interest expenses	3,606	3,471	3,488	13,998	13,047
Net income – reported	1,597	1,703	1,589	6,471	6,045
Net income – adjusted1	1,757	1,820	1,656	7,075	6,432
Economic profit2,3	703	787	594	3,037	2,469
Return on common equity – reported	14.0%	15.3%	15.8%	14.9%	16.2%
Return on common equity – adjusted2,3	15.5%	16.4%	16.5%	16.3%	17.3%
Return on invested capital2,3	N/A	N/A	14.4%	N/A	15.0%
Financial position
Total assets	$811,106	$806,283	$735,493	$811,106	$735,493
Total equity	49,000	48,067	44,004	49,000	44,004
Total risk-weighted assets4	245,875	246,401	218,779	245,875	218,779
Financial ratios
Efficiency ratio – reported	61.2%	59.4%	61.6%	60.5%	60.2%
Efficiency ratio – adjusted1	59.0%	55.4%	59.4%	56.6%	57.5%
Tier 1 capital to risk-weighted assets4	12.6%	12.2%	13.0%	12.6%	13.0%
Provision for credit losses as a % of net average
loans and acceptances5	0.54%	0.42%	0.38%	0.43%	0.39%
Common share information – reported (dollars)
Per share earnings
Basic	$1.67	$1.79	$1.70	$6.81	$6.50
Diluted	1.66	1.78	1.68	6.76	6.43
Dividends per share	0.77	0.72	0.68	2.89	2.61
Book value per share	48.17	47.37	43.43	48.17	43.43
Closing share price	81.23	78.92	75.23	81.23	75.23
Shares outstanding (millions)
Average basic	912.4	908.7	893.8	906.6	885.7
Average diluted	920.0	916.0	909.0	914.9	902.9
End of period	916.1	911.7	901.0	916.1	901.0
Market capitalization (billions of Canadian dollars)	$74.4	$71.9	$67.8	$74.4	$67.8
Dividend yield	3.6%	3.5%	3.5%	3.8%	3.4%
Dividend payout ratio	46.1%	40.2%	40.3%	42.5%	40.2%
Price to earnings ratio	12.0	11.6	11.7	12.0	11.7
Common share information – adjusted (dollars)1
Per share earnings
Basic	$1.84	$1.92	$1.77	$7.47	$6.94
Diluted	1.83	1.91	1.75	7.42	6.86
Dividend payout ratio	41.7%	37.5%	38.6%	38.7%	37.7%
Price to earnings ratio	10.9	10.8	11.0	10.9	11.0
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2
Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation. Return on invested capital is a non-GAAP financial measure. Refer to the “Economic Profit and Return on Invested Capital” section in the Bank’s 2011 Annual Report for an explanation.

3
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter 2011, $770 million for the third quarter 2011, $712 million for the second quarter 2011 and $758 million for the first quarter 2011.

4	For periods ending on or prior to October 31, 2011, amounts are reported in accordance with Canadian GAAP.
5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the 2012 MD&A and Note 7 to the Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the 2012 MD&A and Note 7 to the Consolidated Financial Statements.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	4

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles (GAAP) under IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS
The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements include comparative fiscal 2011 financial results under IFRS.
The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.
Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 38 of the Bank’s Annual Consolidated Financial Statements for the period ended October 31, 2012, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.
For details of the Bank’s significant accounting policies under IFRS, see Note 2 of the Bank’s Annual Consolidated Financial Statements for the period ended October 31, 2012.

The following table provides the operating results – reported for the Bank.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)
		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
Net interest income	$3,842	$3,817	$3,532	$15,026	$13,661
Non-interest income	2,047	2,024	2,131	8,096	8,001
Total revenue	5,889	5,841	5,663	23,122	21,662
Provision for credit losses	565	438	340	1,795	1,490
Non-interest expenses	3,606	3,471	3,488	13,998	13,047
Income before income taxes and equity in net income of an
investment in associate	1,718	1,932	1,835	7,329	7,125
Provision for income taxes	178	291	310	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	57	62	64	234	246
Net income – reported	1,597	1,703	1,589	6,471	6,045
Preferred dividends	49	49	48	196	180
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,548	$1,654	$1,541	$6,275	$5,865
Attributable to:
Non-controlling interests	$26	$26	$26	$104	$104
Common shareholders	$1,522	$1,628	$1,515	$6,171	$5,761

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	5

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
Operating results – adjusted
Net interest income1	$3,842	$3,817	$3,532	$15,062	$13,661
Non-interest income2	2,084	2,021	2,094	8,191	7,874
Total revenue	5,926	5,838	5,626	23,253	21,535
Provision for credit losses3	511	479	340	1,903	1,490
Non-interest expenses4	3,493	3,232	3,344	13,162	12,373
Income before income taxes and equity in net income of an
investment in associate	1,922	2,127	1,942	8,188	7,672
Provision for income taxes5	236	382	363	1,404	1,545
Equity in net income of an investment in associate, net of income taxes6	71	75	77	291	305
Net income – adjusted	1,757	1,820	1,656	7,075	6,432
Preferred dividends	49	49	48	196	180
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,708	1,771	1,608	6,879	6,252
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26	104	104
Net income available to common shareholders – adjusted	1,682	1,745	1,582	6,775	6,148
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(60)	(59)	(95)	(238)	(391)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio8	(35)	–	37	(89)	128
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions9	–	–	1	(9)	(82)
Increase (decrease) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses10	–	2	9	–	13
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition11	(3)	(6)	(19)	(17)	(55)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada12	(25)	(25)	–	(104)	–
Litigation reserve13	–	(77)	–	(248)	–
Reduction of allowance for incurred but not identified credit losses14	–	30	–	120	–
Positive impact due to changes in statutory income tax rates15	–	18	–	18	–
Impact of Superstorm Sandy16	(37)	–	–	(37)	–
Total adjustments for items of note	(160)	(117)	(67)	(604)	(387)
Net income available to common shareholders – reported	$1,522	$1,628	$1,515	$6,171	$5,761
1
Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenue related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: fourth quarter 2012 – $1 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $33 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 16; third quarter 2012 – $3 million gain due to change in CDS hedging the corporate loan book; $2 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial; second quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial; fourth quarter 2011 – $15 million gain due to change in fair value of CDS hedging the corporate loan book; $41 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $19 million loss due to change in fair value of contingent consideration relating to Chrysler Financial; third quarter 2011 – $7 million gain due to change in fair value of CDS hedging the corporate loan book; $1 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2011 – $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: fourth quarter 2012 – $54 million due to the impact of Superstorm Sandy, as explained in footnote 16; third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

4
Adjusted non-interest expenses excludes the following items of note: fourth quarter 2012 – $69 million amortization of intangibles, as explained in footnote 7; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $33 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; $7 million due to the impact of Superstorm Sandy, as explained in footnote 16; third quarter 2012 – $69 million amortization of intangibles; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $35 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $128 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of charges related to a litigation reserve; fourth quarter 2011 – $123 million amortization of intangibles; $9 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $12 million of integration charges related to the Chrysler Financial acquisition; third quarter 2011 – $135 million amortization of intangibles; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $9 million of integration charges related to the Chrysler Financial acquisition; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 – $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	6

5
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the Bank’s Consolidated Financial Statements.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: fourth quarter 2012 – $14 million amortization of intangibles, as explained in footnote 7; third quarter 2012 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles; fourth quarter 2011 – $13 million amortization of intangibles; third quarter 2011 – $13 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, the amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as settlements reached following the quarter, the Bank took prudent steps to reassess its litigation provisions and, having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, the litigation provision of $285 million ($171 million after tax) was required in the first quarter 2012. Based on the continued evaluation of this portfolio of cases, the Bank determined in accordance with applicable accounting standards that an increase to this litigation provision of $128 million ($77 million after tax) was required in the third quarter 2012.

14
Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $41 million (net of tax, $30 million) in Q3 2012, $80 million (net of tax, $59 million) in Q2 2012 and $41 million (net of tax, $31 million) in Q1 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
16
The Bank provided $62 million (net of tax, $37 million) for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
Basic earnings per share – reported	$1.67	$1.79	$1.70	$6.81	$6.50
Adjustments for items of note2	0.17	0.13	0.07	0.66	0.44
Basic earnings per share – adjusted	$1.84	$1.92	$1.77	$7.47	$6.94

Diluted earnings per share – reported	$1.66	$1.78	$1.68	$6.76	$6.43
Adjustments for items of note2	0.17	0.13	0.07	0.66	0.43
Diluted earnings per share – adjusted	$1.83	$1.91	$1.75	$7.42	$6.86
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)
	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
Provision for income taxes – reported	$178	$291	$310	$1,092	$1,326
Adjustments for items of note:1,2
Amortization of intangibles	23	23	41	96	164
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	(2)	(4)	–	(30)
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	10	2	59
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	1	(1)	(6)	2	(6)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler
Financial acquisition	3	3	12	10	32
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	8	10	–	36	–
Litigation reserve	–	51	–	165	–
Reduction of allowance for incurred but not identified credit losses	–	(11)	–	(42)	–
Positive impact due to changes in statutory income tax rates	–	18	–	18	–
Impact of Superstorm Sandy	25	–	–	25	–
Total adjustments for items of note	58	91	53	312	219
Provision for income taxes – adjusted	$236	$382	$363	$1,404	$1,545
Effective income tax rate – adjusted3	12.3%	18.0%	18.7%	17.1%	20.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	7

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)
		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2012	2012	2011	2012	2011
	Return on	Return on	Return on	Return on	Return on
	common	common	invested	common	invested
	equity	equity	capital	equity	capital
Average common equity	$43,256	$42,333	$38,131	$41,535	$35,568
Average cumulative goodwill and intangible assets amortized,
net of income taxes	N/A	N/A	5,435	N/A	5,309
Average common equity/Average invested capital	$43,256	$42,333	$43,566	$41,535	$40,877
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$979	$958	$988	$3,738	$3,679
Net income available to common shareholders – reported	$1,522	$1,628	$1,515	$6,171	$5,761
Items of note impacting income, net of income taxes1	160	117	67	604	387
Net income available to common shareholders – adjusted	$1,682	$1,745	$1,582	$6,775	$6,148
Economic profit2	$703	$787	$594	$3,037	$2,469
Return on common equity – adjusted/Return on invested
capital	15.5%	16.4%	14.4%	16.3%	15.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.
2
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter of 2011, $770 million for the third quarter of 2011, $712 million for the second quarter of 2011 and $758 million for the first quarter of 2011.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	8

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada (MBNA), a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to October 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $275 million of other assets, and $1,348 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $551 million has been allocated to $458 million of intangible assets and $93 million of goodwill.

Acquisition of Target’s U.S. Credit Card Portfolio
On October 23, 2012, the Bank announced that it entered into an agreement with Target Corporation (Target) under which the Bank will acquire Target's existing U.S. Visa and private label credit card portfolio, which totals approximately US$5.9 billion. TD also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers. TD will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, this transaction is expected to be completed in the first half of fiscal 2013.

Investment in TMX Group Limited
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (now TMX Group Limited) (Maple) announced that they had entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding shares of TMX pursuant to an integrated two-step transaction valued at approximately $3,800 million.
Maple is a corporation whose investors comprise twelve of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. Maple completed the acquisition of 80% of the outstanding TMX shares on August 10, 2012, in accordance with the terms and conditions of the offer. The transaction also provided for the acquisition of Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership (collectively Alpha) and The Canadian Depository for Securities Limited (CDSL). Maple completed the acquisition of Alpha and CDSL on August 1, 2012, with existing CDSL and Alpha shareholders receiving cash payments in exchange for their equity interests.
Pursuant to a court-approved arrangement, the remainder of the outstanding TMX shares held by TMX shareholders (other than Maple) were exchanged for Maple shares on a one-for-one basis with a closing date of September 14, 2012. As an investor in Maple, the Bank provided equity funding to Maple in the amount of approximately $194 million to fund the purchase of TMX, Alpha and CDSL.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, will impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and ongoing reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The U.S. Commodity Futures Trading Commission (CFTC) issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	9

The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted gross revenue by approximately US$50 – 60 million pre-tax per quarter, in line with expectations. For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document.
As a result of the Bank's participation in the U.S. derivatives markets, the Bank will be required to register as a swap dealer with the CFTC on or before December 31, 2012. Upon registration, and when the rules come into effect, swap dealers will become subject to additional requirements, including, but not limited to, measures that require clearing and exchange trading of certain derivatives, new capital and margin requirements for certain market participants, new reporting requirements and new business conduct requirements for derivatives under the jurisdiction of CFTC. The ultimate impact of these regulations, including cross border implications, continues to remain uncertain but is not expected to be material to the Bank.
The FRB has proposed for comment a rulemaking that would implement enhanced prudential standards and early remediation provisions on systemically important financial institutions in the U.S. The rule would establish new requirements for risk-based capital, liquidity and liquidity standards, leverage limits, risk management and credit exposure reporting. If implemented as proposed, the rule would apply to the Bank’s U.S. bank holding company but not to the Bank.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective the first quarter of 2012, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth Management, Insurance, and Corporate Shared Services. The Bank has updated the corresponding segment reporting results retroactively for 2011.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2012 MD&A, and Note 28 to the 2012 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $112 million, compared with $94 million in the fourth quarter last year, and $71 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING1
(millions of Canadian dollars, except as noted)
		For the three months ended
	October 31	July 31	October 31
	2012	2012	2011
Net interest income	$2,071	$2,055	$1,840
Non-interest income	678	675	621
Total revenue	2,749	2,730	2,461
Provision for credit losses	306	288	212
Non-interest expenses – reported	1,343	1,259	1,193
Non-interest expenses – adjusted	1,310	1,224	1,193
Net income – reported	806	864	754
Adjustments for items of note, net of income taxes2
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	25	25	–
Net income – adjusted	$831	$889	$754
Selected volumes and ratios
Return on common equity – reported3	41.9%	44.1%	36.0%
Return on common equity – adjusted3	43.1%	45.4%	36.0%
Margin on average earning assets (including securitized assets)	2.83%	2.86%	2.71%
Efficiency ratio – reported	48.9%	46.1%	48.4%
Efficiency ratio – adjusted	47.7%	44.8%	48.4%
Number of Canadian retail stores	1,168	1,160	1,150
Average number of full-time equivalent staff	28,449	31,270	30,065
1	Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	11

Quarterly comparison – Q4 2012 vs. Q4 2011
Canadian Personal and Commercial Banking reported net income for the quarter was $806 million, an increase of $52 million, or 7%, compared with the fourth quarter last year. Adjusted net income for the quarter was $831 million, an increase of $77 million, or 10%, compared with the fourth quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, and the addition of MBNA. The reported annualized return on common equity for the quarter was 41.9%, while the adjusted annualized return on common equity was 43.1%.
Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Revenue for the quarter was $2,749 million, an increase of $288 million, or 12%, compared with the fourth quarter last year. The acquisition of MBNA contributed 10 percentage points to year over year revenue growth. Net interest income growth was driven by the inclusion of MBNA and portfolio volume growth, partially offset by lower margin on average earning assets. Net interest income included an elevated contribution from MBNA due to better credit performance on acquired loans. The retail business continued to generate good, but slowing lending volume growth, while business lending volume growth remained strong. Personal lending growth was impacted by a slowing housing market and continuing consumer deleveraging. Compared with the fourth quarter last year, average real estate secured lending volume increased $11.4 billion, or 6%. Auto lending average volume increased $0.4 billion, or 3%, while all other personal lending average volumes, excluding MBNA, declined $0.4 billion or 2%. Business loans and acceptances average volume increased $5.5 billion, or 15%. Average personal deposit volumes increased $13.2 billion, or 10%, while average business deposit volumes increased $6.4 billion, or 10%. Excluding the impact of MBNA, margin on average earning assets decreased 11 bps to 2.60%. The decrease was due to the impact of the low interest rate environment, competitive pricing and portfolio mix. Non-interest income growth of 9% was primarily due to volume fee growth and MBNA.
PCL for the quarter was $306 million, an increase of $94 million, or 44%, compared with the fourth quarter last year. The increase in PCL was due primarily to the addition of MBNA. Personal banking PCL was $289 million, or $198 million excluding MBNA, an increase of $2 million, or 1%. Personal PCL for the quarter was elevated due to adjustments related to past due accounts. Business banking PCL was stable at $17 million, an increase of $1 million, compared with the fourth quarter last year. Annualized PCL as a percentage of credit volume was 0.41%, or 0.29% excluding MBNA, a decrease of 1 bp, compared with the fourth quarter last year. Net impaired loans were $1,000 million, an increase of $108 million, or 12%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.32% as at October 31, 2011.
Reported non-interest expenses for the quarter were $1,343 million, an increase of $150 million, or 13%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were $1,310 million, an increase of $117 million, or 10%, compared with the fourth quarter last year. Excluding MBNA, expenses increased $26 million, or 2%, driven by volume growth and investment in business initiatives.
The average full-time equivalent (FTE) staffing levels decreased by 1,616, or 5%, compared with the fourth quarter last year, due to a transfer of FTEs to the Corporate segment, and volume related FTE productivity gains, partially offset by the addition of MBNA. The reported efficiency ratio for the quarter worsened to 48.9%, while the adjusted efficiency ratio improved to 47.7%, compared with 48.4%, on both a reported and adjusted basis, in the fourth quarter last year.

Quarterly comparison – Q4 2012 vs. Q3 2012
Canadian Personal and Commercial Banking reported net income for the quarter decreased $58 million, or 7%, compared with the prior quarter. Adjusted net income for the quarter decreased $58 million, or 7%, compared with the prior quarter. The decrease in earnings was primarily due to an increase in non-interest expenses. The reported annualized return on common equity for the quarter was 41.9%, while the adjusted annualized return on common equity was 43.1%, compared with 44.1% and 45.4% respectively, in the prior quarter.
Revenue for the quarter increased $19 million, or 1%, compared with the prior quarter primarily due to higher net interest income driven by volume growth, partially offset by lower margins. Compared with the prior quarter, average real estate secured lending volume increased $3.9 billion, or 2%. Auto lending average volume increased $0.1 billion, or 1%, while all other personal lending average volumes declined $0.2 billion, or 1%. Business loans and acceptances average volumes increased $1.4 billion, or 3%. Average personal deposit volumes increased $2.8 billion, or 2%, while average business deposit volumes increased $1.8 billion, or 3%. Margin on average earning assets decreased 3 bps to 2.83%, mainly driven by lower deposit margins. Non-interest income was relatively flat compared to the prior quarter.
PCL for the quarter increased $18 million, or 6%, compared with the prior quarter. Personal banking PCL for the quarter increased $17 million, or 6%, compared with the prior quarter due to adjustments related to past due accounts. Business banking PCL was stable with an increase of $1 million. Net impaired loans increased $137 million, or 16%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.29% as at July 31, 2012.
Reported non-interest expenses for the quarter increased $84 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $86 million, or 7%, compared with the prior quarter largely due to the timing of business investments, marketing initiatives, and employee-related costs.
The average FTE staffing levels decreased by 2,821, or 9%, compared with the prior quarter primarily due to a transfer of FTEs to the Corporate segment. The reported efficiency ratio for the quarter worsened to 48.9%, compared with 46.1% in the prior quarter, while the adjusted efficiency ratio worsened to 47.7%, compared with 44.8% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	12

TABLE 8: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)
	For the three months ended
	October 31	July 31	October 31
	2012	2012	2011
Net interest income	$147	$148	$136
Insurance revenue, net of claims and related expenses2	232	270	308
Income from financial instruments designated at fair value through
profit or loss	(6)	18	9
Non-interest income – other	590	573	586
Total revenue	963	1,009	1,039
Non-interest expenses	676	632	669
Net income	242	304	289
Wealth	148	154	139
Insurance	94	150	150
TD Ameritrade	51	56	54
Total Wealth and Insurance	$293	$360	$343
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)3	$258	$249	$237
Assets under management – Wealth (billions of Canadian dollars)	207	204	189
Gross originated insurance premiums	943	989	873
Return on common equity4	17.9%	20.9%	25.9%
Efficiency ratio	70.2%	62.6%	64.4%
Average number of full-time equivalent staff	11,839	11,981	11,831
1	Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.
2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three months ended October 31, 2012, the claims and related expenses were $688 million (for the three months ended July 31, 2012 – $645 million; October 31, 2011 – $579 million).

3	The prior period results for Wealth assets under administration were restated to conform with the presentation adopted in the current year.
4
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q4 2012 vs. Q4 2011
Wealth and Insurance net income for the quarter was $293 million, a decrease of $50 million, or 15%, compared with the fourth quarter last year. The decrease in earnings was mostly due to unfavourable prior years claims development, weather-related events and lower trading volume, partially offset by higher growth in premiums and client assets and the inclusion of MBNA. Wealth and Insurance net income excluding TD Ameritrade was $242 million, a decrease of $47 million, or 16%, compared with the fourth quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $51 million, a decrease of $3 million, or 6%, compared with the fourth quarter last year, driven by lower TD Ameritrade earnings, partially offset by increased economic ownership from stock repurchases and a weaker Canadian dollar. For its fourth quarter ended September 30, 2012, TD Ameritrade reported net income was US$143 million, a decrease of US$21 million, or 13%, compared with the fourth quarter last year, primarily driven by lower trading revenue, partially offset by lower expenses. The annualized return on common equity for the quarter was 17.9%.
Wealth and Insurance revenue is derived from direct investing, advice-based business, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $963 million, a decrease of $76 million, or 7%, compared to the fourth quarter last year. In the Insurance business, revenue decreased from unfavourable prior years claims development in the Ontario auto market and weather-related events, partially offset by premium growth and the inclusion of MBNA. During the latter part of 2012, the business experienced an increase in prior years claims development in the Ontario auto insurance market primarily related to pre-2011 accident years. Frequency and severity of claims related to these accident years were worse than anticipated for certain insurance coverage, translating into higher claims costs. In the Wealth business, higher fee-based revenue from asset growth in the advice-based and asset management businesses and higher net interest income driven by improved net interest margins were partially offset by lower trading revenue in the direct investing business.
Non-interest expenses for the quarter were $676 million, an increase of $7 million, or 1%, compared with the fourth quarter last year, primarily due to higher expenses in the Insurance business to support business growth.
Assets under administration of $258 billion as at October 31, 2012, increased $21 billion, or 9%, compared with October 31, 2011. Assets under management of $207 billion as at October 31, 2012 increased $18 billion, or 10%, compared with October 31, 2011. These increases were mainly driven by net new client assets.
Gross originated insurance premiums were $943 million, an increase of $70 million, or 8%, compared with the fourth quarter last year. The increase was primarily due to organic business growth.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	13

The average FTE staffing levels remained relatively flat compared with the fourth quarter last year. The efficiency ratio for the current quarter worsened to 70.2%, compared with 64.4% in the fourth quarter last year, due primarily to higher claims and related expenses in the Insurance business.

Quarterly comparison – Q4 2012 vs. Q3 2012
Wealth and Insurance net income for the quarter decreased $67 million, or 19%, compared with the prior quarter. The decrease in earnings was due to unfavourable prior years claims development and increased project and employee-related expenses, partially offset by higher trading revenue and growth in client assets. Wealth and Insurance net income excluding TD Ameritrade was $242 million, a decrease of $62 million, or 20%. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $5 million, or 9%, compared with the prior quarter, mainly due to lower earnings at TD Ameritrade. For its fourth quarter ended September 30, 2012, TD Ameritrade reported net income decreased US$11 million, or 7%, compared with the prior quarter, primarily driven by lower trading revenue. The annualized return on common equity for the quarter was 17.9%, compared with 20.9% in the prior quarter.
Revenue for the quarter decreased $46 million, or 5%, compared with the prior quarter. In the Insurance business, revenue decreased from unfavourable prior years claims development in the Ontario auto market. During the latter part of 2012, the business experienced an increase in prior years claims development in the Ontario auto insurance market primarily related to pre-2011 accident years. Frequency and severity of claims related to these accident years were worse than anticipated for certain insurance coverage, translating into higher claims costs. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth in the advice-based and asset management businesses and higher trading revenue mainly from new securities issues in the advice-based business.
Non-interest expenses for the quarter increased $44 million, or 7%, compared to the prior quarter, primarily due to higher project expenses and employee-related costs.
Assets under administration of $258 billion as at October 31, 2012 increased by $9 billion, or 4%, compared with July 31, 2012. Assets under management of $207 billion as at October 31, 2012 increased $3 billion, or 1%, compared with July 31, 2012. The increases were driven by an increase in market value of assets and net new client assets.
Gross originated insurance premiums decreased $46 million, or 5%, compared with the prior quarter due largely to a seasonal decline.
The average FTE staffing levels for the current quarter decreased by 142, or 1%, compared with prior quarter, primarily from lower support required due to a decrease in trading volume in the Wealth direct investing business and the sale of the U.S. Insurance business. The efficiency ratio for the current quarter worsened to 70.2%, compared with 62.6 % in the prior quarter due to higher expenses.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	14

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)
				For the three months ended
	Canadian dollars					U.S. dollars
	October 31	July 31	October 31	October 31	July 31	October 31
	2012	2012	2011	2012	2012	2011
Net interest income	$1,148	$1,180	$1,124	$1,164	$1,160	$1,123
Non-interest income	375	346	339	380	340	335
Total revenue – reported	1,523	1,526	1,463	1,544	1,500	1,458
Total revenue – adjusted	1,524	1,526	1,463	1,545	1,500	1,458
Provision for credit losses – loans	231	150	143	234	148	143
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans1	20	22	(16)	20	22	(16)
Provision for credit losses – reported	254	175	130	257	173	130
Provision for credit losses – adjusted	200	175	130	202	173	130
Non-interest expenses – reported	929	1,058	980	941	1,041	978
Non-interest expenses – adjusted	922	930	970	934	915	968
Net income – reported	316	284	295	321	279	292
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	–	(1)	–	–	(1)
Litigation reserve	–	77	–	–	76	–
Impact of Superstorm Sandy	37	–	–	37	–	–
Net income – adjusted	$353	$361	$294	$358	$355	$291
Selected volumes and ratios
Return on common equity – reported3	7.2%	6.4%	7.2%	7.2%	6.4%	7.2%
Return on common equity – adjusted3	8.1%	8.1%	7.2%	8.1%	8.1%	7.2%
Margin on average earning assets (TEB)4	3.48%	3.59%	3.60%	3.48%	3.59%	3.60%
Efficiency ratio – reported	61.0%	69.3%	67.0%	61.0%	69.3%	67.0%
Efficiency ratio – adjusted	60.5%	60.9%	66.3%	60.5%	60.9%	66.3%
Number of U.S. retail stores	1,315	1,299	1,281	1,315	1,299	1,281
Average number of full-time equivalent staff	25,304	24,972	25,387	25,304	24,972	25,387
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q4 2012 vs. Q4 2011
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $316 million, an increase of $21 million, or 7%, compared with the fourth quarter last year. Adjusted net income for the quarter was $353 million, an increase of $59 million, or 20%, compared with the fourth quarter last year. In U.S. dollar terms, reported net income for the quarter was US$321 million, an increase of US$29 million, or 10%, and adjusted net income was US$358 million, an increase of US$67 million, or 23%, compared with the fourth quarter last year. The increase in adjusted earnings was primarily due to strong organic growth, a lower effective tax rate and gains on sales of securities, partially offset by the impact of the Durbin Amendment. Fourth quarter reported results reflected estimated losses from Superstorm Sandy of US$62 million (US$37 million after tax) primarily related to an increase in provision for credit losses on U.S. commercial and retail loans and impairment of stores and related fixed assets which are included in items of note. The reported annualized return on common equity for the quarter was 7.2%, while the adjusted annualized return on common equity was 8.1%.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	15

U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending and credit cards. In U.S. dollar terms, the adjusted revenue for the quarter was US$1,545 million, an increase of US$87 million, or 6%, primarily due to strong organic growth and gains on sales of securities, partially offset by the impact of the Durbin Amendment and anticipated run-off in legacy Chrysler Financial revenue. Average loans increased by US$13 billion, or 16%, compared with the fourth quarter last year. Average personal loans increased US$9 billion, or 25% and average business loans increased US$4 billion, or 10%. Average deposits increased US$13 billion, or 8%, compared with the fourth quarter last year, including a US$6 billion increase in average deposits of TD Ameritrade IDAs. Excluding the impact of TD Ameritrade IDAs and Government deposits, average deposit volume increased by $7 billion, or 7%, driven by 10% growth in personal deposit volume and 3% growth in business deposit volume. Margin on average earning assets decreased by 12 bps to 3.48%, compared with the fourth quarter last year. The decrease was primarily due to the low interest rate environment and unfavourable loan mix.
Reported PCL for the quarter was US$257 million, an increase of US$127 million, or 98%, compared with the fourth quarter last year. Reported PCL for the quarter includes US$54 million related to Superstorm Sandy. Adjusted PCL for the quarter was US$202 million, an increase of US$72 million, or 55%, compared with the fourth quarter last year. The increase in adjusted PCL was due primarily to the impact of new regulatory guidance on loans discharged in bankruptcies and timing of the acquired credit-impaired portfolio PCL. Personal banking PCL, excluding debt securities classified as loans was US$128 million, an increase of US$85 million, or 198%, from the fourth quarter last year. Business banking PCL, excluding debt securities classified as loans was US$71 million, a decrease of US$13 million, or 15%, compared with the fourth quarter last year. The underlying credit quality of the loan portfolio continues to improve. The performance of acquired credit-impaired loans (which includes the loans from South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) continues to be stable and in line with our expectations. Adjusted PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$36 million, or 25%, to $179 million, due primarily to organic loan growth, partially offset by improved asset quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 23 bps, compared with the fourth quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$84 million, or 7%, compared with the fourth quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.6% as at October 31, 2011. Net impaired debt securities classified as loans were US$1,343 million, a decrease of US$85 million, or 6%, compared with the fourth quarter last year.
Reported non-interest expenses for the quarter were US$941 million, a decrease of US$37 million, or 4%, compared to the fourth quarter last year. Adjusted non-interest expenses were US$934 million, a decrease of US$34 million, or 4%, compared with the fourth quarter last year due to elevated legal expenses in the prior year.
The average FTE staffing levels decreased by 83 compared with the fourth quarter last year, due primarily to lower staffing levels in the store network. The reported efficiency ratio for the quarter improved to 61.0% on a reported basis, and 60.5% on an adjusted basis, compared with 67.0% on a reported basis, and 66.3% on an adjusted basis, in the fourth quarter last year due to strong core growth and lower expenses.

Quarterly comparison – Q4 2012 vs. Q3 2012
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter increased $32 million, or 11%, compared with the prior quarter. Adjusted net income for the quarter decreased $8 million, or 2%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter increased US$42 million, or 15%, and adjusted net income for the quarter increased US$3 million, or 1%, compared with the prior quarter. The increase in adjusted net income was primarily due to strong organic growth and gains on sales of securities, partially offset by lower product margins and higher PCL. The reported annualized return on common equity for the quarter was 7.2%, while the adjusted annualized return on common equity was 8.1%, compared with 6.4% and 8.1% respectively, in the prior quarter.
In U.S. dollar terms, adjusted revenue for the quarter increased US$45 million, or 3%, compared with the prior quarter, due primarily to strong organic growth and gains on sales of securities, partially offset by deposit margin compression. Average loans increased by US$4 billion, or 4%, compared with the prior quarter with an increase of US$2 billion, or 6% in average personal loans and an increase of US$1 billion, or 2% in average business loans. Average deposits increased US$4 billion, or 2%, compared with the prior quarter, including a US$2 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$2 billion, or 1%. Margin on average earning assets decreased by 11 bps to 3.48%, compared with the prior quarter primarily due to continued margin pressure.
Reported PCL for the quarter increased US$84 million, or 49%, compared with the prior quarter. The change in total reported PCL included provisions of US$54 million related to Superstorm Sandy and US$30 million related to the impact of new regulatory guidance on loans discharged in bankruptcies. Adjusted PCL for the quarter increased US$29 million, or 17%, compared with the prior quarter. Personal banking PCL, excluding debt securities classified as loans increased US$24 million, or 23%, from the prior quarter. Business banking PCL, excluding debt securities classified as loans increased US$5 million, or 8%, compared with prior quarter. Adjusted PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$31 million, or 21%, to US$179 million, due primarily to organic loan growth, partially offset by improved asset quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 10 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$2 million compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.3% as at July 31, 2012. Net impaired debt securities classified as loans were US$1,343 million, an increase of US$46 million, or 4%, compared with the prior quarter.
Reported non-interest expenses for the quarter decreased US$100 million, or 10%, compared with the prior quarter, due primarily to the litigation reserve taken in the prior quarter. Adjusted non-interest expenses increased US$19 million, or 2%, compared with the prior quarter due primarily to timing of growth initiatives and new stores.
The average FTE staffing levels increased by 332, or 1%, compared with the prior quarter due primarily to seasonality. The reported efficiency ratio for the quarter improved to 61.0%, compared with 69.3% in the prior quarter, driven by the litigation reserve taken in the prior quarter, while the adjusted efficiency ratio improved to 60.5%, compared with 60.9% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	16

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	For the three months ended
	October 31	July 31	October 31
	2012	2012	2011
Net interest income (TEB)	$481	$447	$444
Non-interest income	244	191	282
Total revenue	725	638	726
Provision for credit losses	8	21	3
Non-interest expenses	374	406	395
Net income	309	180	280
Selected volumes and ratios
Trading-related revenue	316	360	283
Risk-weighted assets (billions of dollars)1	43	48	35
Return on common equity2	30.3%	16.7%	31.5%
Efficiency ratio	51.6%	63.6%	54.4%
Average number of full-time equivalent staff	3,545	3,588	3,626
1	Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q4 2012 vs. Q4 2011
Wholesale Banking net income for the quarter was $309 million, an increase of $29 million, or 10%, compared with the fourth quarter last year. The increase in earnings was due to higher revenue and reduced expenses in core businesses and a lower effective tax rate, partially offset by lower securities gains in the investment portfolio. The annualized return on common equity for the quarter was 30.3%.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $725 million, consistent with the fourth quarter last year. In the trading businesses, client flows improved in fixed income and credit trading and asset values increased due to tightening credit spreads. These increases were offset by declines in equity trading and equity underwriting due to industry-wide volume declines, and reduced securities gains in the investment portfolio. The investment banking business saw strong results in both quarters.
PCL for the quarter was $8 million, an increase of $5 million, compared to the fourth quarter last year. The increase in PCL was due to the inclusion of a single name in the investment portfolio in the current quarter. PCL was limited to the accrual cost of credit protection in the same period last year. Net impaired loans were $42 million, an increase of $10 million, or 31%, compared with the fourth quarter last year.
Non-interest expenses for the quarter were $374 million, a decrease of $21 million, or 5%, compared with the fourth quarter last year due to lower infrastructure costs and legal provisions.
Risk-weighted assets were $43 billion as at October 31, 2012, an increase of $8 billion, or 23%, compared with October 31, 2011. The increase was due to the implementation of the revised Basel II market risk framework.
The average FTE staffing levels decreased by 81, or 2%, compared with the fourth quarter last year primarily due to lower support FTE.

Quarterly comparison – Q4 2012 vs. Q3 2012
Wholesale Banking net income for the quarter increased by $129 million, or 72%, compared with the prior quarter. The increase in earnings was due to increased securities gains, lower non-interest expenses and lower PCL. The annualized return on common equity for the quarter was 30.3%, compared with 16.7% in the prior quarter.
Revenue for the quarter increased $87 million, or 14%, compared with the prior quarter, primarily due to higher securities gains in the investment portfolio and improved equity underwriting fees. These increases were partially offset by lower fixed income and credit trading revenue and decreased mergers and acquisitions (M&A) and advisory fees reflecting a decline in industry-wide activity as compared with the prior quarter.
PCL for the quarter decreased $13 million, or 62%, compared with the prior quarter. The decrease in PCL was primarily due to the inclusion of a single name in the corporate lending portfolio in the prior quarter. Net impaired loans decreased $6 million, or 13%, compared with the prior quarter.
Non-interest expenses for the quarter decreased by $32 million, or 8%, compared with the prior quarter, due to lower legal provisions.
Risk-weighted assets as at October 31, 2012 decreased by $5 billion, or 10%, compared with July 31, 2012, primarily due to reduced exposures.
The average FTE staffing levels decreased by 43, or 1%, compared with the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	17

TABLE 11: CORPORATE
(millions of Canadian dollars)
		For the three months ended
	October 31	July 31	October 31
	2012	2012	2011
Net income (loss) – reported	$(127)	$15	$(83)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	60	59	95
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	35	–	(37)
Fair value of credit default swaps hedging the corporate loan book, net of provision for
credit losses	–	(2)	(9)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	3	6	19
Reduction of allowance for incurred but not identified credit losses	–	(30)	–
Positive impact due to changes in statutory income tax rates	–	(18)	–
Total adjustments for items of note	98	15	68
Net income (loss) – adjusted	$(29)	$30	$(15)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(191)	$(55)	$(97)
Other	136	59	56
Non-controlling interests	26	26	26
Net income (loss) – adjusted	$(29)	$30	$(15)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2012 vs. Q4 2011
Corporate segment’s reported net loss for the quarter was $127 million, compared with a reported net loss of $83 million in the fourth quarter last year. Adjusted net loss was $29 million, compared with an adjusted net loss of $15 million in the fourth quarter last year. The increased loss was due to higher net corporate expenses largely offset by the favourable impact of other items. The increase in expenses was due in part to increases in strategic and cost reduction initiatives and the timing of charges to the segments. Other items were favourable largely due to preferred capital redemption costs and a loss related to Symcor’s divestiture of its U.S. business in the prior year combined with the impact of more positive tax items this year.

Quarterly comparison – Q4 2012 vs. Q3 2012
Corporate segment’s reported net loss for the quarter was $127 million, compared with a reported net income of $15 million in the prior quarter. Adjusted net loss was $29 million, compared with an adjusted net income of $30 million in the prior quarter. The increased loss was due to higher net corporate expenses largely offset by the favourable impact of other items. The increase in expenses, as anticipated in the prior quarter outlook, was due to increases in strategic and cost reduction initiatives and the timing of charges to the segments. Other items were favourable due to treasury and other hedging activities contributing to more positive results than anticipated.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	18

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	October 31	October 31	November 1
	2012	2011	2010
ASSETS
Cash and due from banks	$3,436	$3,096	$2,574
Interest-bearing deposits with banks	21,692	21,016	19,136
	25,128	24,112	21,710
Trading loans, securities, and other	94,531	73,353	63,695
Derivatives	60,919	59,845	51,470
Financial assets designated at fair value through profit or loss	6,173	4,236	2,150
Available-for-sale securities	98,576	93,520	86,687
	260,199	230,954	204,002
Securities purchased under reverse repurchase agreements	69,198	56,981	50,658
Loans
Residential mortgages	172,172	155,471	136,181
Consumer instalment and other personal	117,927	115,389	107,371
Credit card	15,358	8,986	8,870
Business and government	101,041	93,144	83,205
Debt securities classified as loans	4,994	6,511	7,591
	411,492	379,501	343,218
Allowance for loan losses	(2,644)	(2,314)	(2,309)
Loans, net of allowance for loan losses	408,848	377,187	340,909
Other
Customers’ liability under acceptances	7,223	7,815	7,757
Investment in TD Ameritrade	5,344	5,159	5,438
Goodwill	12,311	12,257	12,313
Other intangibles	2,217	1,844	1,804
Land, buildings, equipment, and other depreciable assets	4,402	4,083	4,249
Current income tax receivable	439	288	623
Deferred tax assets	883	1,196	1,045
Other assets	14,914	13,617	16,901
	47,733	46,259	50,130
Total assets	$811,106	$735,493	$667,409
LIABILITIES
Trading deposits	$38,774	$29,613	$22,991
Derivatives	64,997	61,715	52,552
Securitization liabilities at fair value	25,324	27,725	27,256
Other financial liabilities designated at fair value through profit or loss	17	32	31
	129,112	119,085	102,830
Deposits
Personal	291,759	268,703	249,251
Banks	14,957	11,659	12,501
Business and government	181,038	169,066	143,121
	487,754	449,428	404,873
Other
Acceptances	7,223	7,815	7,757
Obligations related to securities sold short	33,435	23,617	23,691
Obligations related to securities sold under repurchase agreements	38,816	25,991	22,191
Securitization liabilities at amortized cost	26,190	26,054	23,078
Provisions	656	536	440
Current income tax payable	167	167	1,041
Deferred tax liabilities	327	574	771
Other liabilities	24,858	24,418	25,690
	131,672	109,172	104,659
Subordinated notes and debentures	11,318	11,543	12,249
Liability for preferred shares	26	32	582
Liability for capital trust securities	2,224	2,229	2,344
Total liabilities	762,106	691,489	627,537
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2012 – 918.2, Oct. 31, 2011 – 902.4, Nov. 1, 2010 – 879.7)	18,691	17,491	15,804
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2012 – 135.8, Oct. 31, 2011 – 135.8, Nov. 1, 2010 – 135.8)	3,395	3,395	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2012 – (2.1), Oct. 31, 2011 – (1.4), Nov. 1, 2010 – (1.2))	(166)	(116)	(91)
Treasury shares – preferred (millions of shares held: Oct. 31, 2012 – nil, Oct. 31, 2011 – nil, Nov. 1, 2010 – nil)	(1)	–	(1)
Contributed surplus	196	212	235
Retained earnings	21,763	18,213	14,781
Accumulated other comprehensive income (loss)	3,645	3,326	4,256
	47,523	42,521	38,379
Non-controlling interests in subsidiaries	1,477	1,483	1,493
Total equity	49,000	44,004	39,872
Total liabilities and equity	$811,106	$735,493	$667,409
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	19

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2012	2011	2012	2011
Interest income
Loans	$4,558	$4,336	$17,951	$17,010
Securities
Interest	786	709	3,259	2,720
Dividends	256	198	940	810
Deposits with banks	22	80	88	369
	5,622	5,323	22,238	20,909
Interest expense
Deposits	1,163	1,135	4,670	4,466
Securitization liabilities	243	284	1,026	1,235
Subordinated notes and debentures	152	160	612	663
Preferred shares and capital trust securities	44	61	174	208
Other	178	151	730	676
	1,780	1,791	7,212	7,248
Net interest income	3,842	3,532	15,026	13,661
Non-interest income
Investment and securities services	660	635	2,621	2,624
Credit fees	185	176	745	671
Net gains (losses) from available-for-sale securities	178	201	373	393
Trading income (losses)	(66)	(55)	(41)	(127)
Service charges	453	437	1,775	1,602
Card services	274	257	1,039	959
Insurance revenue, net of claims and related expenses	232	308	1,113	1,167
Trust fees	34	36	149	154
Other income (loss)	97	136	322	558
	2,047	2,131	8,096	8,001
Total revenue	5,889	5,663	23,122	21,662
Provision for credit losses	565	340	1,795	1,490
Non-interest expenses
Salaries and employee benefits	1,837	1,742	7,241	6,729
Occupancy, including depreciation	355	341	1,374	1,285
Equipment, including depreciation	228	213	825	801
Amortization of other intangibles	133	177	477	657
Marketing and business development	221	203	668	593
Brokerage-related fees	71	77	296	320
Professional and advisory services	311	267	925	944
Communications	71	73	282	271
Other	379	395	1,910	1,447
	3,606	3,488	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	1,718	1,835	7,329	7,125
Provision for (recovery of) income taxes	178	310	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	57	64	234	246
Net income	1,597	1,589	6,471	6,045
Preferred dividends	49	48	196	180
Net income available to common shareholders and non-controlling interests
in subsidiaries	$1,548	$1,541	$6,275	$5,865
Attributable to:
Non-controlling interests in subsidiaries	$26	$26	$104	$104
Common shareholders	1,522	1,515	6,171	5,761
Average number of common shares outstanding (millions)
Basic	912.4	893.8	906.6	885.7
Diluted	920.0	909.0	914.9	902.9
Earnings per share (dollars)
Basic	$1.67	$1.70	$6.81	$6.50
Diluted	1.66	1.68	6.76	6.43
Dividends per share (dollars)	0.77	0.68	2.89	2.61

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	20

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2012	2011	2012	2011
Common shares
Balance at beginning of period	$18,351	$16,572	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	58	41	253	322
Shares issued as a result of dividend reinvestment plan	282	174	947	661
Proceeds from issuance of new shares	–	704	–	704
Balance at end of period	18,691	17,491	18,691	17,491
Preferred shares
Balance at beginning of period	3,395	3,395	3,395	3,395
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares – common
Balance at beginning of period	(178)	(104)	(116)	(91)
Purchase of shares	(1,045)	(760)	(3,175)	(2,164)
Sale of shares	1,057	748	3,125	2,139
Balance at end of period	(166)	(116)	(166)	(116)
Treasury shares – preferred
Balance at beginning of period	(1)	–	–	(1)
Purchase of shares	(16)	(8)	(77)	(59)
Sale of shares	16	8	76	60
Balance at end of period	(1)	–	(1)	–
Contributed surplus
Balance at beginning of period	203	211	212	235
Net premium (discount) on sale of treasury shares	(1)	1	10	11
Stock options, contributed surplus	(6)	(2)	(25)	(34)
Other	–	2	(1)	–
Balance at end of period	196	212	196	212
Retained earnings
Balance at beginning of period	20,943	17,322	18,213	14,781
Net income attributable to shareholders	1,571	1,563	6,367	5,941
Common dividends	(702)	(611)	(2,621)	(2,316)
Preferred dividends	(49)	(48)	(196)	(180)
Share issue expenses	–	(13)	–	(13)
Balance at end of period	21,763	18,213	21,763	18,213
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,417	1,130	949	1,317
Other comprehensive income (loss)	58	(181)	526	(368)
Balance at end of period	1,475	949	1,475	949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(346)	(1,453)	(464)	–
Other comprehensive income (loss)	(80)	989	38	(464)
Balance at end of period	(426)	(464)	(426)	(464)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,801	2,395	2,841	2,939
Other comprehensive income (loss)	(205)	446	(245)	(98)
Balance at end of period	2,596	2,841	2,596	2,841
Total	3,645	3,326	3,645	3,326
Non-controlling interests in subsidiaries
Balance at beginning of period	1,482	1,452	1,483	1,493
Net income attributable to non-controlling interests in subsidiaries	26	26	104	104
Other	(31)	5	(110)	(114)
Balance at end of period	1,477	1,483	1,477	1,483
Total equity	$49,000	$44,004	$49,000	$44,004

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	21

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2012	2011	2012	2011
Net income	$1,597	$1,589	$6,471	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities1	106	(157)	689	(246)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(48)	(24)	(163)	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	(132)	1,620	92	(796)
Net foreign currency translation gains (losses) from hedging activities3	52	(631)	(54)	332
Change in net gains (losses) on derivatives designated as cash flow hedges4	38	1,021	834	640
Reclassification to earnings of net losses (gains) on cash flow hedges5	(243)	(575)	(1,079)	(738)
	(227)	1,254	319	(930)
Comprehensive income (loss) for the period	$1,370	$2,843	$6,790	$5,115
Attributable to:
Preferred shareholders	49	48	196	180
Common shareholders	1,295	2,769	6,490	4,831
Non-controlling interests in subsidiaries	26	26	104	104
1
Net of income tax provision of $24 million for the three months ended Oct. 31, 2012 (three months ended Oct. 31, 2011 – net of income tax recovery of $43 million). Net of income tax provision of $302 million for the twelve months ended Oct. 31, 2012 (twelve months ended Oct. 31, 2011 – net of income tax recovery of $35 million).

2
Net of income tax provision of $16 million for the three months ended Oct. 31, 2012 (three months ended Oct. 31, 2011 – net of income tax provision of $11 million). Net of income tax provision of $74 million for the twelve months ended Oct. 31, 2012 (twelve months ended Oct. 31, 2011 – net of income tax provision of $31 million).

3
Net of income tax provision of $13 million for the three months ended Oct. 31, 2012 (three months ended Oct. 31, 2011 – net of income tax recovery of $231 million). Net of income tax recovery of $22 million for the twelve months ended Oct. 31, 2012 (twelve months ended Oct. 31, 2011 – net of income tax provision of $118 million).

4
Net of income tax recovery of $10 million for the three months ended Oct. 31, 2012 (three months ended Oct. 31, 2011 – net of income tax provision of $521 million). Net of income tax provision of $381 million for the twelve months ended Oct. 31, 2012 (twelve months ended Oct. 31, 2011 – net of income tax provision of $322 million).

5
Net of income tax provision of $104 million for the three months ended Oct. 31, 2012 (three months ended Oct. 31, 2011 – net of income tax provision of $309 million). Net of income tax provision of $485 million for the twelve months ended Oct. 31, 2012 (twelve months ended Oct. 31, 2011 – net of income tax provision of $304 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	22

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$1,775	$1,899	$7,563	$7,371
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	565	340	1,795	1,490
Depreciation	130	126	508	467
Amortization of other intangibles	133	177	477	657
Net losses (gains) from available-for-sale securities	(178)	(201)	(373)	(393)
Equity in net income of an investment in associate	(57)	(64)	(234)	(246)
Deferred taxes	(43)	(91)	112	(147)
Changes in operating assets and liabilities
Interest receivable and payable	203	330	(236)	(143)
Securities sold short	1,365	(515)	9,818	(74)
Trading loans and securities	(4,680)	(4,195)	(21,178)	(9,658)
Loans	(4,201)	(13,039)	(26,319)	(30,213)
Deposits	8,728	22,655	47,487	51,177
Derivatives	1,080	(1,449)	2,208	788
Financial assets and liabilities designated at fair value through profit or loss	(318)	(1,434)	(1,952)	(2,085)
Securitization liabilities	874	(952)	(2,265)	3,445
Other	(2,988)	(814)	(2,069)	(2,647)
Income taxes paid	(272)	(474)	(1,296)	(2,076)
Net cash from (used in) operating activities	2,116	2,299	14,046	17,713
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	4,323	(2,064)	12,825	3,800
Issue of subordinated notes and debentures	–	–	–	1,000
Repayment of subordinated notes and debentures	–	(502)	(201)	(1,694)
Repayment or redemption of liability for preferred shares and capital trust securities	6	(529)	(11)	(665)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(23)	(34)	(24)	(12)
Common shares issued	47	726	206	951
Sale of treasury shares	1,072	757	3,211	2,210
Purchase of treasury shares	(1,061)	(768)	(3,252)	(2,223)
Dividends paid	(469)	(485)	(1,870)	(1,835)
Distributions to non-controlling interests in subsidiaries	(26)	(26)	(104)	(104)
Net cash from (used in) financing activities	3,869	(2,925)	10,780	1,428
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(4,432)	(3,475)	(676)	(1,880)
Activities in available-for-sale securities
Purchases	(15,529)	(20,743)	(64,861)	(63,658)
Proceeds from maturities	9,342	5,383	40,223	25,810
Proceeds from sales	4,175	8,579	20,707	30,997
Net purchases of premises, equipment, and other depreciable assets	(265)	(146)	(827)	(301)
Securities purchased under reverse repurchase agreements	1,178	11,174	(12,217)	(6,323)
Net cash acquired from (paid for) acquisitions	–	(14)	(6,839)	(3,226)
Net cash from (used in) investing activities	(5,531)	758	(24,490)	(18,581)
Effect of exchange rate changes on cash and due from banks	(7)	65	4	(38)
Net increase (decrease) in cash and due from banks	447	197	340	522
Cash and due from banks at beginning of period	2,989	2,899	3,096	2,574
Cash and due from banks at end of period	$3,436	$3,096	$3,436	$3,096
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,471	$1,416	$7,368	$7,397
Amount of interest received during the period	5,260	5,068	21,218	20,093
Amount of dividends received during the period	242	195	925	806
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	23

Appendix A – Segmented Information

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are reported in the Corporate segment. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)
			For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking1		Insurance1		Banking		Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$2,071	$1,840	$147	$136	$1,148	$1,124	$481	$444	$(5)	$(12)	$3,842	$3,532
Non-interest income (loss)	678	621	816	903	375	339	244	282	(66)	(14)	2,047	2,131
Total revenue	2,749	2,461	963	1,039	1,523	1,463	725	726	(71)	(26)	5,889	5,663
Provision for (reversal of)
credit losses	306	212	–	–	254	130	8	3	(3)	(5)	565	340
Non-interest expenses	1,343	1,193	676	669	929	980	374	395	284	251	3,606	3,488
Income (loss) before
income taxes	1,100	1,056	287	370	340	353	343	328	(352)	(272)	1,718	1,835
Provision for (recovery of)
income taxes	294	302	45	81	24	58	34	48	(219)	(179)	178	310
Equity in net income of an
investment in associate,
net of income taxes	–	–	51	54	–	–	–	–	6	10	57	64
Net income (loss)	$806	$754	$293	$343	$316	$295	$309	$280	$(127)	$(83)	$1,597	$1,589

											As at
Total assets (billions
of Canadian dollars)	$282.6	$258.5	$26.4	$26.7	$209.1	$198.7	$260.7	$220.3	$32.3	$31.3	$811.1	$735.5

Results by Business Segment
(millions of Canadian dollars)
			For the twelve months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking1		Insurance1		Banking		Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$8,023	$7,190	$583	$542	$4,663	$4,392	$1,805	$1,659	$(48)	$(122)	$15,026	$13,661
Non-interest income (loss)	2,629	2,342	3,436	3,498	1,468	1,342	849	837	(286)	(18)	8,096	8,001
Total revenue	10,652	9,532	4,019	4,040	6,131	5,734	2,654	2,496	(334)	(140)	23,122	21,662
Provision for (reversal of)
credit losses	1,151	824	–	–	779	687	47	22	(182)	(43)	1,795	1,490
Non-interest expenses	4,988	4,433	2,600	2,616	4,125	3,593	1,570	1,468	715	937	13,998	13,047
Income (loss) before
income taxes	4,513	4,275	1,419	1,424	1,227	1,454	1,037	1,006	(867)	(1,034)	7,329	7,125
Provision for (recovery of)
income taxes	1,209	1,224	261	317	99	266	157	191	(634)	(672)	1,092	1,326
Equity in net income of an
investment in associate,
net of income taxes	–	–	209	207	–	–	–	–	25	39	234	246
Net income (loss)	$3,304	$3,051	$1,367	$1,314	$1,128	$1,188	$880	$815	$(208)	$(323)	$6,471	$6,045
1	Effective November 1, 2011, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	24

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s annual report on Form 40-F for fiscal 2012 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2012 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail: tdshinfo@td.com.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:    http://www.td.com
Internet e-mail:        customer.service@td.com

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	25

Access to Quarterly Results Materials
Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2012 Consolidated Financial Statements and Notes and the 2012 Management’s Discussion and Analysis documents on the TD website at www.td.com/investor/qr_2012.jsp.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on December 6, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter and fiscal 2012, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2012.jsp on December 6, 2012, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 6, 2012, until January 7, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4574091, followed by the pound key.

Annual Meeting
Thursday, April 4, 2013
Fairmont Château Laurier
Ottawa, Ontario

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 8.5 million online customers. TD had CDN$811 billion in assets on October 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Stephen Knight, Manager, Media Relations, 416-983-5804

TD BANK GROUP • FOURTH QUARTER 2012 EARNINGS NEWS RELEASE	26